2010

Financial Supplement

2010 Second Quarter Report



FBL Financial Group, Inc.

Corporate Headquarters	FBL Financial Group, Inc. 5400 University Avenue West Des Moines, Iowa 50266-5997 (515) 225-5400
Financial Inquiries	*For more information contact:* Jim Brannen Chief Financial Officer Jim.Brannen@FBLFinancial.com (515) 225-5631 Don Seibel Vice President – Finance Don.Seibel@FBLFinancial.com (515) 226-6399 Kathleen Till Stange Investor Relations Vice President Kathleen.TillStange@FBLFinancial.com (515) 226-6780
Internet Information	FBL Financial Group, Inc. www.fblfinancial.com
Stock Symbol	NYSE: FFG
Transfer Agent	The Bank of New York Mellon c/o BNY Mellon Shareowner Services Shareholder Relations Department P.O. Box 358015 Jersey City, NJ 07310-1900 www.bnymellon.com/shareowner

FBL Financial Group, Inc.

FBL Financial Group, Inc.
Financial Supplement (Unaudited)
June 30, 2010
Table of Contents/Notes

NOTE 1: In addition to net income, FBL Financial Group has consistently utilized operating income (loss), a non-GAAP financial measure commonly used in the life insurance industry, as a primary economic measure to evaluate its financial performance. Operating income (loss) for the periods presented equals net income adjusted to eliminate the impact of realized and unrealized gains and losses on investments and changes in net unrealized gains and losses on derivatives.

We use operating income (loss), in addition to net income, to measure our performance since realized gains and losses on investments and the change in net unrealized gains and losses on derivatives can fluctuate greatly from quarter to quarter. These fluctuations make it difficult to analyze core operating trends. In addition, for derivatives not designated as hedges, there is a mismatch between the valuation of the asset and liability when deriving net income. Specifically, call options relating to our index business are one or two-year assets while the embedded derivative in the index contracts represents the rights of the contract holder to receive index credits over the entire period the index annuities are expected to be in force. For our other embedded derivatives and interest rate swaps, the instruments are marked to market, but the associated liabilities are not marked to market. A view of our operating performance without the impact of these mismatches and non-recurring items enhances the analysis of our results. We use operating income for goal setting, determining company-wide short-term incentive compensation and evaluating performance on a basis comparable to that used by many in the investment community.

NOTE 2: Results for the fourth quarter of 2009 were impacted by a reinsurance transaction where EMC National Life Company recaptured a block of annuities and life insurance policies with reserves totaling $246.8 million. The pre-tax gain from this transaction totaling $11.1 million is reported as other income in the Traditional and Universal Life Insurance and Traditional Annuity – Independent Distribution segments. We also made refinements to reserve estimates, including related adjustments to deferred policy acquisition costs and other offsets in the fourth quarter of 2009, which increased pre-tax operating income $11.4 million for the Traditional and Universal Life Insurance segment, primarily due to a $10.3 million reduction in interest credited. These refinements also increased operating income for the Variable segment $1.2 million and decreased operating income for the Traditional Annuity – Exclusive Distribution segment $1.8 million.

NOTE 3: Certain financial information presented herein may not add due to rounding.

FBL Financial Group, Inc.
Consolidated Balance Sheets (Unaudited)
(Dollars in thousands)

	June 30, 2010	December 31, 2009
Assets		
Investments:		
Fixed maturities - available for sale, at market (amortized cost: 2010 - $10,692,050; 2009 - $10,338,670)	$ 10,831,536	$ 9,864,601
Equity securities - available for sale, at market (cost: 2010 - $71,310; 2009 - $62,271)	70,008	60,154
Mortgage loans on real estate	1,288,412	1,293,936
Derivative instruments	35,279	44,023
Real estate	14,682	16,563
Policy loans	169,209	168,736
Other long-term investments	1,870	1,882
Short-term investments	184,141	203,142
Total investments	12,595,137	11,653,037
Cash and cash equivalents	23,531	11,690
Securities and indebtedness of related parties	50,850	46,518
Accrued investment income	136,609	131,655
Amounts receivable from affiliates	2,864	8,311
Reinsurance recoverable	112,262	126,918
Deferred policy acquisition costs	832,288	1,101,233
Deferred sales inducements	265,241	359,771
Value of insurance in force acquired	26,935	38,781
Property and equipment, less allowances for depreciation of $62,750 in 2010 and $62,895 in 2009	17,370	17,335
Current income taxes recoverable	18,363	16,955
Goodwill	11,170	11,170
Other assets	43,458	33,894
Assets held in separate accounts	658,820	702,073
Total assets	$ 14,794,898	$ 14,259,341

FBL Financial Group, Inc.
Consolidated Balance Sheets (Continued)
(Dollars in thousands)

	June 30, 2010	December 31, 2009
Liabilities and stockholders' equity		
Liabilities:		
Policy liabilities and accruals:		
Future policy benefits:		
Interest sensitive and index products	$ 10,390,535	$ 10,149,505
Traditional life insurance and accident and health products	1,339,190	1,318,834
Unearned revenue reserve	23,674	27,500
Other policy claims and benefits	19,735	22,185
	11,773,134	11,518,024
Other policyholders' funds:		
Supplementary contracts without life contingencies	508,326	502,553
Advance premiums and other deposits	173,493	169,108
Accrued dividends	8,699	9,656
	690,518	681,317
Amounts payable to affiliates	592	759
Long-term debt payable to affiliates	100,000	100,000
Long-term debt	271,126	271,084
Deferred income taxes	120,912	27,506
Other liabilities	105,237	87,301
Liabilities related to separate accounts	658,820	702,073
Total liabilities	13,720,339	13,388,064
Stockholders' equity:		
FBL Financial Group, Inc. stockholders' equity:		
Preferred stock, without par value, at liquidation value - authorized 10,000,000 shares, issued and outstanding 5,000,000 Series B shares	3,000	3,000
Class A common stock, without par value - authorized 88,500,000 shares, issued and outstanding 29,629,123 shares in 2010 and 29,282,989 shares in 2009	113,813	109,877
Class B common stock, without par value - authorized 1,500,000 shares, issued and outstanding 1,192,990 shares	7,522	7,522
Accumulated other comprehensive income (loss)	44,144	(118,730)
Retained earnings	905,983	869,487
Total FBL Financial Group, Inc. stockholders' equity	1,074,462	871,156
Noncontrolling interest	97	121
Total stockholders' equity	1,074,559	871,277
Total liabilities and stockholders' equity	$ 14,794,898	$ 14,259,341

FBL Financial Group, Inc.
Consolidated Statements of Operations (Unaudited)
(Dollars in thousands, except per share data)

	Three months ended June 30,		Six months ended June 30,	
	2010	**2009**	**2010**	**2009**
Revenues:				
Interest sensitive and index product charges	$ 30,435	$ 52,991	$ 60,438	$ 94,131
Traditional life insurance premiums	42,791	40,954	82,036	78,908
Net investment income	179,908	182,772	357,997	366,841
Derivative income (loss)	(54,285)	17,000	(31,949)	(7,601)
Net realized capital gains on sales of investments	2,187	33,528	6,916	35,479
Total other-than-temporary impairment losses	(31,356)	(48,724)	(58,510)	(79,851)
Non-credit portion in other comprehensive income/ loss	24,262	21,317	43,394	30,823
Net impairment loss recognized in earnings	(7,094)	(27,407)	(15,116)	(49,028)
Other income	3,931	4,661	6,950	9,247
Total revenues	197,873	304,499	467,272	527,977
Benefits and expenses:				
Interest sensitive and index product benefits	128,454	109,402	250,638	223,838
Change in value of index product embedded derivatives	(58,602)	51,350	(32,546)	42,681
Traditional life insurance benefits	22,186	24,453	49,754	46,557
Increase in traditional life future policy benefits	9,025	10,110	18,766	19,828
Distributions to participating policyholders	4,387	5,057	9,060	9,978
Underwriting, acquisition and insurance expenses	49,663	56,203	93,601	128,166
Interest expense	6,117	6,116	12,235	13,048
Other expenses	5,055	5,550	9,309	10,480
Total benefits and expenses	166,285	268,241	410,817	494,576
	31,588	36,258	56,455	33,401
Income taxes	(10,511)	(11,982)	(18,466)	(10,726)
Equity income, net of related income taxes	1,207	88	2,302	161
Net income	22,284	24,364	40,291	22,836
Net loss attributable to noncontrolling interest	39	54	53	92
Net income attributable to FBL Financial Group, Inc.	$ 22,323	$ 24,418	$ 40,344	$ 22,928
Earnings per common share	$ 0.73	$ 0.81	$ 1.33	$ 0.76
Earnings per common share - assuming dilution	$ 0.73	$ 0.81	$ 1.32	$ 0.76
Cash dividends per common share	$ 0.0625	$ 0.0625	$ 0.1250	$ 0.1875

FBL Financial Group, Inc.
Consolidated Statements of Operating Income
(Dollars in thousands, except per share data)

	Q2 2009	Q3 2009	Q4 2009	Q1 2010	Q2 2010
Operating revenues:					
Interest sensitive and index product charges	$ 53,131	$ 34,910	$ 29,748	$ 30,001	**$ 30,427**
Traditional life insurance premiums	40,954	37,576	39,191	39,245	**42,791**
Net investment income	182,772	180,168	177,644	178,089	**179,908**
Derivative income (loss)	(31,005)	(27,752)	1,535	8,144	**12,474**
Other income	4,661	4,588	14,900	3,019	**3,931**
Total operating revenues	250,513	229,490	263,018	258,498	**269,531**
Benefits and expenses:					
Interest sensitive and index product benefits	108,750	100,516	114,468	127,182	**132,685**
Traditional life insurance benefits	24,453	23,407	23,820	27,566	**22,186**
Increase in traditional life future policy benefits	10,110	9,991	5,947	9,741	**9,025**
Distributions to participating policyholders	5,057	4,760	4,678	4,673	**4,387**
Underwriting, acquisition and insurance expenses:					
Commission expense, net of deferrals	3,620	3,708	3,179	3,767	**3,283**
Amortization of deferred policy acquisition costs	29,695	20,679	31,041	27,456	**32,718**
Amortization of value of insurance in force acquired	652	808	417	552	**593**
Other underwriting expenses	18,118	20,946	20,074	18,819	**18,619**
Total underwriting, acquisition and insurance expenses	52,085	46,141	54,711	50,594	**55,213**
Interest expense	6,116	6,116	6,116	6,118	**6,117**
Other expenses	5,550	4,103	4,321	4,254	**5,055**
Total benefits and expenses	212,121	195,034	214,061	230,128	**234,668**
	38,392	34,456	48,957	28,370	**34,863**
Income taxes	(12,729)	(11,621)	(16,001)	(9,181)	**(11,658)**
Net loss attributable to noncontrolling interest	54	33	18	14	**39**
Equity income, net of related income taxes	88	140	449	1,095	**1,207**
Operating income	**25,805**	**23,008**	**33,423**	**20,298**	**24,451**
Realized gains/losses on investments, net of offsets	(62)	(1,853)	(5,105)	(1,319)	**(2,052)**
Change in net unrealized gains/losses on derivatives, net of offsets	(1,325)	(5,240)	2,674	(958)	**(76)**
Net income	**$ 24,418**	**$ 15,915**	**$ 30,992**	**$ 18,021**	**$ 22,323**
Operating income per common share - assuming dilution	**$ 0.86**	**$ 0.76**	**$ 1.10**	**$ 0.66**	**$ 0.80**
Earnings per common share - assuming dilution	**$ 0.81**	**$ 0.53**	**$ 1.02**	**$ 0.59**	**$ 0.73**
Weighted average common shares outstanding, (in thousands):					
Basic	30,007	30,090	30,179	30,279	**30,387**
Effect of dilutive securities	18	120	231	253	**300**
Diluted	30,025	30,210	30,410	30,532	**30,687**
Operating return on equity, excluding AOCI/L - last twelve months	5.1 %	5.5 %	9.6 %	10.7 %	**10.3%**
Operating return on equity, including AOCI/L - last twelve months	9.8 %	10.2 %	15.9 %	14.5 %	**11.6%**

FBL Financial Group, Inc.
Segment Information

We analyze operations by reviewing financial information regarding products that are aggregated into four product segments. The product segments are (1) Traditional Annuity - Exclusive Distribution ("Exclusive Annuity"), (2) Traditional Annuity - Independent Distribution ("Independent Annuity"), (3) Traditional and Universal Life Insurance and (4) Variable. We also have various support operations and corporate capital that are aggregated into the Corporate and Other segment.

The Exclusive Annuity segment primarily consists of fixed rate annuities and supplementary contracts (some of which involve life contingencies) sold through our exclusive agency distribution. Fixed rate annuities provide for tax-deferred savings and supplementary contracts provide for the systematic repayment of funds that accumulate interest. Fixed rate annuities consist primarily of flexible premium deferred annuities, but also include single premium deferred and immediate contracts. With fixed rate annuities, we bear the underlying investment risk and credit interest to the contracts at rates we determine, subject to interest rate guarantees.

The Independent Annuity segment consists of fixed rate and index annuities and supplementary contracts (some of which involve life contingencies) sold through our independent distribution or assumed through coinsurance agreements. With index annuity products, we bear the underlying investment risk and credit interest in an amount equal to a percentage of the gain in a specified market index, subject to minimum guarantees.

The Traditional and Universal Life Insurance segment consists of whole life, term life and universal life policies. These policies provide benefits upon the death of the insured and may also allow the customer to build cash value on a tax-deferred basis.

The Variable segment consists of variable universal life insurance and variable annuity contracts. These products are similar to universal life insurance and traditional annuity contracts, except the contract holder has the option to direct the cash value of the contract to a wide range of investment sub-accounts, thereby passing the investment risk to the contract holder.

The Corporate and Other segment consists of the following corporate items and products/services that do not meet the quantitative threshold for separate segment reporting:

- investments and related investment income not specifically allocated to our product segments;
- interest expense;
- accident and health insurance products, primarily a closed block of group policies;
- advisory services for the management of investments and other companies;
- marketing and distribution services for the sale of mutual funds and insurance products not issued by us; and
- leasing services, primarily with affiliates.

We analyze our segment results based on pre-tax operating income (loss). Accordingly, income taxes are not allocated to the segments. In addition, operating results are generally reported net of any transactions between the segments.

FBL Financial Group, Inc.
Consolidating Statements of Pre-tax Operating Income (Loss)

Quarter Ended June 30, 2010	Traditional Annuity - Exclusive	Traditional Annuity - Independent	Traditional & Universal Life Insurance	Variable	Corporate & Other	Consolidated
			(Dollars in thousands)			
Operating revenues:						
Interest sensitive and index product charges	$ 151	$ 6,326	$ 11,420	$ 12,530	$ —	$ 30,427
Traditional life insurance premiums	—	—	42,791	—	—	42,791
Net investment income	42,808	97,284	33,354	4,100	2,362	179,908
Derivative income (loss)	(558)	13,551	—	—	(519)	12,474
Other income	6	—	210	593	3,122	3,931
Total operating revenues	42,407	117,161	87,775	17,223	4,965	269,531
Benefits and expenses:						
Interest sensitive and index product benefits	25,278	87,237	14,113	6,057	—	132,685
Traditional life insurance benefits	—	—	22,186	—	—	22,186
Increase in traditional life future policy benefits	—	—	9,025	—	—	9,025
Distributions to participating policyholders	—	—	4,387	—	—	4,387
Underwriting, acquisition and insurance expenses:						
Commission expense, net of deferrals	—	—	2,617	666	—	3,283
Amortization of deferred policy acquisition costs	2,959	13,917	6,697	9,145	—	32,718
Amortization of value of insurance in force acquired	80	—	513	—	—	593
Other underwriting expenses	2,272	4,093	8,699	3,027	528	18,619
Total underwriting, acquisition and insurance expenses	5,311	18,010	18,526	12,838	528	55,213
Interest expense	—	—	—	—	6,117	6,117
Other expenses	—	—	—	481	4,574	5,055
Total benefits and expenses	30,589	105,247	68,237	19,376	11,219	234,668
	11,818	11,914	19,538	(2,153)	(6,254)	34,863
Net loss attributable to noncontrolling interest	—	—	—	—	39	39
Equity income, before tax	—	—	—	—	1,857	1,857
Pre-tax operating income (loss)	$ 11,818	$ 11,914	$ 19,538	$ (2,153)	$ (4,358)	$ 36,759

FBL Financial Group, Inc.
Consolidating Statements of Pre-tax Operating Income (Loss) (Continued)

Quarter Ended June 30, 2009	Traditional Annuity - Exclusive	Traditional Annuity - Independent	Traditional & Universal Life Insurance	Variable	Corporate & Other	Consolidated
			(Dollars in thousands)			
Operating revenues:						
Interest sensitive and index product charges	$ 210	$ 28,965	$ 12,484	$ 11,472	$ —	$ 53,131
Traditional life insurance premiums	—	—	40,954	—	—	40,954
Net investment income	38,543	102,447	35,629	4,085	2,068	182,772
Derivative loss	(1,269)	(29,245)	—	—	(491)	(31,005)
Other income	36	—	(13)	789	3,849	4,661
Total operating revenues	37,520	102,167	89,054	16,346	5,426	250,513
Benefits and expenses:						
Interest sensitive and index product benefits	23,726	63,235	16,265	5,524	—	108,750
Traditional life insurance benefits	—	—	24,453	—	—	24,453
Increase in traditional life future policy benefits	—	—	10,110	—	—	10,110
Distributions to participating policyholders	—	—	5,057	—	—	5,057
Underwriting, acquisition and insurance expenses:						
Commission expense, net of deferrals	—	—	2,855	765	—	3,620
Amortization of deferred policy acquisition costs	3,449	22,649	4,585	(986)	—	29,697
Amortization of value of insurance in force acquired	282	—	368	—	—	650
Other underwriting expenses	1,889	4,169	6,476	5,148	436	18,118
Total underwriting, acquisition and insurance expenses	5,620	26,818	14,284	4,927	436	52,085
Interest expense	—	—	—	—	6,116	6,116
Other expenses	—	—	—	137	5,413	5,550
Total benefits and expenses	29,346	90,053	70,169	10,588	11,965	212,121
	8,174	12,114	18,885	5,758	(6,539)	38,392
Net loss attributable to noncontrolling interest	—	—	—	—	54	54
Equity income, before tax	—	—	—	—	136	136
Pre-tax operating income (loss)	$ 8,174	$ 12,114	$ 18,885	$ 5,758	$ (6,349)	$ 38,582

FBL Financial Group, Inc.
Statements of Pre-tax Operating Income
Traditional Annuity - Exclusive Distribution Segment

	Q2 2009	Q3 2009	Q4 2009	Q1 2010	Q2 2010
Pre-tax Operating Income			(Dollars in thousands)		
Operating revenues:					
Interest sensitive and index product charges	$ 210	$ 210	$ 188	$ 125	$ 151
Net investment income	38,543	39,610	39,355	41,151	42,808
Derivative loss:					
Proceeds from option settlements	—	—	148	249	168
Cost of money for call options	(77)	(79)	(76)	(71)	(73)
Cost of interest rate swaps	(1,192)	(1,223)	(1,235)	(680)	(653)
Total derivative loss	(1,269)	(1,302)	(1,163)	(502)	(558)
Other income	36	—	—	—	6
Total operating revenues	37,520	38,518	38,380	40,774	42,407
Benefits and expenses:					
Interest sensitive and index product benefits	23,726	24,159	23,910	24,229	25,278
Underwriting, acquisition and insurance expenses:					
Amortization of deferred policy acquisition costs	3,449	(759)	4,181	2,513	2,959
Amortization of value of insurance in force	282	398	(359)	21	80
Other underwriting expenses	1,889	2,106	2,277	2,121	2,272
Total underwriting, acquisition and insurance expenses	5,620	1,745	6,099	4,655	5,311
Total benefits and expenses	29,346	25,904	30,009	28,884	30,589
Pre-tax operating income	$ 8,174	$ 12,614	$ 8,371	$ 11,890	$ 11,818
Selected balance sheet data, securities at cost:					
Assets:					
Investments	$2,537,576	$2,564,785	$2,598,540	$2,833,004	$2,937,670
Deferred policy acquisition costs	87,990	92,253	90,762	92,333	93,888
Value of insurance in force acquired	11,304	10,919	11,246	11,201	11,126
Liabilities and equity:					
Liabilities:					
Interest sensitive and index product reserves	$2,075,464	$2,124,100	$2,160,705	$2,394,968	$2,482,923
Other insurance reserves	377,827	372,266	367,712	368,713	368,482
Allocated equity, excluding AOCI/L	226,583	241,199	228,767	257,627	265,805
Other data:					
Number of direct contracts	52,910	53,090	53,116	53,169	53,350
Statutory portfolio yield net of assumed defaults	5.52%	5.60%	5.65%	5.77%	5.72%
Credited rate	3.92	3.90	3.77	3.74	3.71
Spread on direct fixed annuities at end of quarter (1)	1.60%	1.70%	1.88%	2.03%	2.01%
Interest sensitive and index product reserve					
Individual deferred annuity reserve:					
Balance, beginning of period	$1,653,077	$1,704,497	$1,759,026	$1,800,646	$1,848,000
Deposits	70,889	67,131	60,222	74,380	78,113
Withdrawals, surrenders and death benefits	(23,908)	(21,512)	(26,551)	(27,065)	(30,803)
Net flows	46,981	45,619	33,671	47,315	47,310
Policyholder interest/index credits	16,322	16,425	16,367	16,701	16,982
Annuitizations and other	(11,883)	(7,515)	(8,418)	(16,662)	(15,504)
Balance, end of period	1,704,497	1,759,026	1,800,646	1,848,000	1,896,788
Other interest sensitive reserves	370,967	365,074	360,059	546,968	586,135
Total interest sensitive and index product reserves	$2,075,464	$2,124,100	$2,160,705	$2,394,968	$2,482,923

(1) Point-in-time spread at the balance sheet date used by management for decision making, which differs from the spread earned during the reporting period disclosed in the Form 10Q or 10K.

FBL Financial Group, Inc.
Statements of Pre-tax Operating Income
Traditional Annuity - Independent Distribution Segment

Pre-tax Operating Income	Q2 2009	Q3 2009	Q4 2009	Q1 2010	Q2 2010
			(Dollars in thousands)		
Operating revenues:					
Interest sensitive and index product charges	$ 28,965	$ 10,444	$ 7,476	$ 6,267	$ 6,326
Net investment income	102,447	99,600	97,904	96,831	97,284
Derivative income (loss):					
Proceeds from option settlements	260	349	26,899	31,112	34,751
Cost of money for call options	(29,505)	(26,385)	(23,677)	(21,947)	(21,200)
Total derivative income (loss)	(29,245)	(26,036)	3,222	9,165	13,551
Other income	—	—	2,777	—	—
Total operating revenues	102,167	84,008	111,379	112,263	117,161
Benefits and expenses:					
Interest sensitive and index product benefits:					
Fixed rate annuities:					
Interest credited and other	35,817	36,250	35,788	34,734	34,886
Amortization of deferred sales inducements	945	924	1,147	1,191	702
Total fixed annuity product benefits	36,762	37,174	36,935	35,925	35,588
Index annuities:					
Interest credited	11,012	11,385	9,729	7,834	8,032
Amortization of deferred sales inducements	13,594	7,665	8,973	8,032	7,851
Index credits	1,867	1,578	24,858	32,295	35,766
Total index product benefits	26,473	20,628	43,560	48,161	51,649
Total interest sensitive and index product benefits	63,235	57,802	80,495	84,086	87,237
Underwriting, acquisition and insurance expenses:					
Amortization of deferred policy acquisition costs	22,649	15,235	19,898	16,652	13,917
Other underwriting expenses	4,169	6,363	4,338	3,882	4,093
Total underwriting, acquisition and insurance expenses	26,818	21,598	24,236	20,534	18,010
Total benefits and expenses	90,053	79,400	104,731	104,620	105,247
Pre-tax operating income	$ 12,114	$ 4,608	$ 6,648	$ 7,643	$ 11,914
Selected balance sheet data, securities at cost:					
Assets:					
Investments	$ 6,811,958	$ 6,853,156	$ 6,798,158	$ 6,807,787	$ 6,782,211
Deferred policy acquisition costs	455,323	445,130	421,508	415,341	414,492
Deferred sales inducements	266,059	265,894	254,603	252,865	253,957
Liabilities and equity:					
Liabilities:					
Interest sensitive and index product reserves - direct	$ 5,776,892	$ 5,757,358	$ 5,746,517	$ 5,729,828	$ 5,699,426
Interest sensitive and index product reserves - assumed	1,523,893	1,496,131	1,382,082	1,376,369	1,333,811
Other insurance reserves	156,295	154,737	152,169	153,931	158,848
Allocated equity, excluding AOCI/L	381,532	423,603	345,014	364,301	360,896

FBL Financial Group, Inc.
Statements of Pre-tax Operating Income (Loss)
Traditional Annuity - Independent Distribution Segment (Continued)

	Q2 2009	Q3 2009	Q4 2009	Q1 2010	Q2 2010
			(Dollars in thousands)		
Other data:					
Number of direct contracts	90,820	89,472	88,486	87,877	**87,699**
Fixed rate annuitites:					
Statutory portfolio yield net of assumed defaults (2)	5.74%	5.73%	5.80%	5.61%	**5.60%**
Credited rate	4.95	4.94	4.94	4.94	**4.93**
Spread on direct fixed rate annuities at end of quarter (1)	0.79%	0.79%	0.86%	0.67%	**0.67%**
Index annutities:					
Statutory portfolio yield net of assumed defaults (3)	5.84%	5.84%	5.84%	5.66%	**5.66%**
Credited rate/option cost	3.55	3.51	3.41	3.33	**3.25**
Spread on direct index annuities at end of quarter (1)	2.29%	2.33%	2.43%	2.33%	**2.41%**
Interest sensitive and index product reserve activity:					
Individual deferred annuity reserve:					
Balance, beginning of period	$7,488,024	$7,273,729	$7,225,663	$7,100,455	**$7,077,823**
Deposits	188,946	43,216	34,989	39,493	**77,138**
Withdrawals, surrenders and death benefits	(511,580)	(237,865)	(188,304)	(163,575)	**(173,790)**
Net flows	(322,634)	(194,649)	(153,315)	(124,082)	**(96,652)**
Policyholder interest/index credits	56,891	50,265	70,234	75,066	**81,728**
Derivative value change and other	51,448	96,318	(42,127)	26,384	**(58,139)**
Balance, end of period	7,273,729	7,225,663	7,100,455	7,077,823	**7,004,760**
Other interest sensitive reserves	27,056	27,826	28,144	28,374	**28,477**
Total interest sensitive and index product reserves	$7,300,785	$7,253,489	$7,128,599	$7,106,197	**$7,033,237**

(1) Point-in-time spread at the balance sheet date used by management for decision making, which differs from the spread earned during the reporting period disclosed in the Form 10Q or 10K.

(2) Q1 2010 includes a 17 basis point increase in the default charge assumption.

(3) Q1 2010 includes a 14 basis point increase in the default charge assumption.

FBL Financial Group, Inc.
Statements of Pre-tax Operating Income
Traditional and Universal Life Insurance Segment

Pre-tax Operating Income	Q2 2009		Q3 2009		Q4 2009		Q1 2010		Q2 2010	
			(Dollars in thousands, except face amounts in millions)							
Operating revenues:										
Interest sensitive product charges	$	12,484	$	12,943	$	10,367	$	11,413	$	11,420
Traditional life insurance premiums		40,954		37,576		39,191		39,245		42,791
Net investment income		35,629		35,542		32,562		32,863		33,354
Other income		(13)		273		8,431		26		210
Total operating revenues		89,054		86,334		90,551		83,547		87,775
Benefits and expenses:										
Interest sensitive product benefits:										
Interest credited		9,069		9,136		(3,499)		7,300		7,353
Death benefits		7,196		5,434		7,312		6,081		6,760
Total interest sensitive product benefits		16,265		14,570		3,813		13,381		14,113
Traditional life insurance benefits:										
Death benefits		13,981		14,492		13,804		17,756		12,496
Surrender and other benefits		10,472		8,915		10,016		9,810		9,690
Total traditional life insurance benefits		24,453		23,407		23,820		27,566		22,186
Increase in traditional life future policy benefits		10,110		9,991		5,947		9,741		9,025
Distributions to participating policyholders		5,057		4,760		4,678		4,673		4,387
Underwriting, acquisition and insurance expenses:										
Commission expense, net of deferrals		2,855		2,945		2,484		2,970		2,617
Amortization of deferred policy acquisition costs		4,585		6,639		6,228		5,949		6,697
Amortization of value of insurance in force acquired		368		410		776		531		513
Other underwriting expenses		6,476		6,934		7,872		7,625		8,699
Total underwriting, acquisition and insurance expenses		14,284		16,928		17,360		17,075		18,526
Total benefits and expenses		70,169		69,656		55,618		72,436		68,237
Pre-tax operating income	$	18,885	$	16,678	$	34,933	$	11,111	$	19,538
Selected balance sheet data, securities at cost:										
Assets:										
Investments	$	2,244,685	$	2,268,086	$	2,085,371	$	2,089,704	$	2,104,604
Deferred policy acquisition costs		251,199		251,482		237,665		240,640		242,717
Deferred sales inducements		6,187		6,110		6,626		6,979		7,061
Value of insurance in force acquired		25,060		24,660		23,877		23,346		22,833
Liabilities and equity:										
Liabilities:										
Interest sensitive reserves	$	769,618	$	770,952	$	628,363	$	628,935	$	630,016
Other insurance reserves		1,478,950		1,487,392		1,436,162		1,447,693		1,455,995
Allocated equity, excluding AOCI/L		339,459		344,665		294,875		309,955		313,155

FBL Financial Group, Inc.
Statements of Pre-tax Operating Income
Traditional and Universal Life Insurance Segment (Continued)

	Q2 2009	Q3 2009	Q4 2009	Q1 2010	Q2 2010
		(Dollars in thousands, except face amounts in millions)			
Other data:					
Number of direct policies - traditional life	337,903	339,190	342,791	344,253	**346,303**
Number of direct policies - universal life	55,408	55,297	55,729	56,037	**56,158**
Direct face amounts - traditional life	$ 32,221	$ 32,781	$ 33,685	$ 34,284	**$ 35,040**
Direct face amounts - universal life	$ 4,917	$ 4,923	$ 4,980	$ 5,028	**$ 5,068**
Statutory portfolio yield net of assumed defaults	6.20%	6.27%	6.25%	6.22%	**6.13%**
Credited rate	4.37	4.37	4.34	4.29	**4.29**
Spread on direct universal life at end of quarter (1)	1.83%	1.90%	1.91%	1.93%	**1.84%**
Interest sensitive reserve activity:					
Balance, beginning of period	$ 769,044	$ 769,618	$ 770,952	$ 628,363	**$ 628,935**
Deposits	14,861	13,899	12,858	13,171	**13,597**
Withdrawals and surrenders	(8,282)	(6,896)	(6,662)	(6,658)	**(6,738)**
Net flows	6,579	7,003	6,196	6,513	**6,859**
Policyholder interest credited	8,211	8,239	(4,234)	6,538	**6,570**
Policy charges	(12,381)	(12,305)	(10,794)	(11,477)	**(11,634)**
Benefits and other	(1,835)	(1,603)	(133,757)	(1,002)	**(714)**
Balance, end of period	$ 769,618	$ 770,952	$ 628,363	$ 628,935	**$ 630,016**

(1) Point-in-time spread at the balance sheet date used by management for decision making, which differs from the spread earned during the reporting period disclosed in the Form 10Q or 10K.

FBL Financial Group, Inc.
Statements of Pre-tax Operating Income (Loss)
Variable Segment

Pre-tax Operating Income (Loss)	Q2 2009		Q3 2009		Q4 2009		Q1 2010		Q2 2010	
					(Dollars in thousands)					
Operating revenues:										
Interest sensitive product charges	$	11,472	$	11,313	$	11,717	$	12,196	$	12,530
Net investment income		4,085		3,924		3,941		4,026		4,100
Other income		789		466		388		693		593
Total operating revenues		16,346		15,703		16,046		16,915		17,223
Benefits and expenses:										
Interest sensitive product benefits:										
Interest credited		2,196		2,218		863		2,229		2,270
Death benefits		3,328		1,767		5,387		3,257		3,787
Total interest sensitive product benefits		5,524		3,985		6,250		5,486		6,057
Underwriting, acquisition and insurance expenses:										
Commission expense, net of deferrals		765		763		695		797		666
Amortization of deferred policy acquisition costs		(986)		(436)		734		2,342		9,145
Other underwriting expenses		5,148		5,062		5,033		4,546		3,027
Total underwriting, acquisition and insurance expenses		4,927		5,389		6,462		7,685		12,838
Other expenses		137		156		195		204		481
Total benefits and expenses		10,588		9,530		12,907		13,375		19,376
Pre-tax operating income (loss)	$	5,758	$	6,173	$	3,139	$	3,540	$	(2,153)
Selected balance sheet data, securities at cost:										
Assets:										
Investments	$	233,804	$	246,173	$	254,507	$	256,788	$	261,490
Deferred policy acquisition costs		152,826		154,985		155,221		154,886		147,489
Deferred sales inducements		2,609		2,564		2,601		2,570		2,557
Separate account assets		595,047		677,142		702,073		726,825		658,820
Liabilities and equity:										
Liabilities:										
Interest sensitive reserves	$	227,594	$	226,842	$	231,838	$	237,758	$	244,359
Other insurance reserves		32,546		32,796		30,595		30,872		29,497
Separate account liabilities		595,047		677,142		702,073		726,825		658,820
Allocated equity, excluding AOCI/L		101,433		113,930		97,379		104,160		105,776
Rollforward of separate account balances:										
Beginning separate account balance	$	522,591	$	595,047	$	677,142	$	702,073	$	726,825
Net premiums		18,260		18,146		14,169		14,606		14,380
Net investment income (loss)		73,553		83,227		31,156		35,000		(57,344)
Charges, benefits and surrenders		(19,357)		(19,278)		(20,394)		(24,854)		(25,041)
Ending separate account balance	$	595,047	$	677,142	$	702,073	$	726,825	$	658,820
Separate account balance:										
Balance per financial statements	$	595,047	$	677,142	$	702,073	$	726,825	$	658,820
Less: alliance partners' share		(14,453)		(16,200)		(16,825)		(17,337)		(15,632)
Add: alliance partner separate account assets on business assumed		54,814		64,288		67,808		72,662		67,251
	$	635,408	$	725,230	$	753,056	$	782,150	$	710,439
Other data:										
Number of direct contracts - variable annuity		20,242		20,034		19,827		19,614		19,385
Number of direct policies - variable universal life		59,812		59,090		58,429		57,750		57,076
Direct face amounts - variable universal life	$	7,515	$	7,427	$	7,360	$	7,270	$	7,181

FBL Financial Group, Inc.
Statements of Pre-tax Operating Loss
Corporate and Other Segment

Pre-tax Operating Loss	Q2 2009	Q3 2009	Q4 2009	Q1 2010	Q2 2010
		(Dollars in thousands)			
Operating revenues:					
Net investment income	$ 2,068	$ 1,492	$ 3,882	$ 3,218	$ 2,362
Derivative loss	(491)	(414)	(524)	(519)	(519)
Other income	3,849	3,849	3,304	2,300	3,122
Total operating revenues	5,426	4,927	6,662	4,999	4,965
Benefits and expenses:					
Other underwriting and insurance expenses	436	481	554	645	528
Interest expense	6,116	6,116	6,116	6,118	6,117
Other expenses	5,413	3,947	4,126	4,050	4,574
Total benefits and expenses	11,965	10,544	10,796	10,813	11,219
	(6,539)	(5,617)	(4,134)	(5,814)	(6,254)
Net loss attributable to noncontrolling interest	54	33	18	14	39
Equity income, before tax	136	216	691	1,684	1,857
Pre-tax operating loss	$ (6,349)	$ (5,368)	$ (3,425)	$ (4,116)	$ (4,358)
Selected balance sheet data, securities at cost:					
Assets:					
Investments	$ 666,760	$ 391,225	$ 392,648	$ 358,061	$ 366,331
Securities and indebtedness of related parties	19,024	19,145	46,520	50,062	50,859
Liabilities and equity:					
Liabilities:					
Insurance reserves	$ 63,617	$ 62,905	$ 61,706	$ 62,780	$ 62,058
Debt	371,044	371,064	371,084	371,105	371,126
Equity, excluding AOCI/L	(105,671)	(164,191)	23,850	(28,146)	(18,314)

FBL Financial Group, Inc.
Deferred Policy Acquisition Costs/Deferred Sales Inducements by Segment

	Q2 2009		Q3 2009		Q4 2009		Q1 2010		Q2 2010	
				(Dollars in thousands)						
Traditional Annuity - Exclusive Distribution										
Balance - beginning of period	$	88,007	$	87,990	$	92,253	$	90,762	$	**92,333**
Capitalization:										
Commissions		3,198		2,696		3,035		3,836		**3,782**
Expenses		717		761		523		749		**785**
Total capitalization		3,915		3,457		3,558		4,585		**4,567**
Amortization - operating basis, before impact of unlocking		(3,449)		(2,703)		(4,181)		(2,513)		**(2,959)**
Amortization - unlocking, operating basis		—		3,462		—		—		**—**
Amortization - realized gains/losses on investments and unrealized gains/losses on derivatives		(483)		47		(868)		(501)		**(53)**
Balance - end of period	$	87,990	$	92,253	$	90,762	$	92,333	$	**93,888**
Traditional Annuity - Independent Distribution										
Balance - beginning of period	$	739,490	$	721,382	$	711,024	$	676,111	$	**668,206**
Capitalization:										
Commissions		12,343		2,202		1,541		2,128		**6,364**
Expenses		1,045		481		979		1,112		**874**
Deferral of sales inducements		10,207		3,267		2,430		2,486		**5,414**
Total capitalization		23,595		5,950		4,950		5,726		**12,652**
Amortization - operating basis, before impact of unlocking		(34,488)		(23,824)		(24,087)		(25,875)		**(23,894)**
Amortization - unlocking, operating basis		(2,700)		—		(5,931)		—		**1,424**
Amortization - realized gains/losses on investments and unrealized gains/losses on derivatives		(4,515)		7,516		(8,150)		12,244		**10,061**
Reinsurance recapture		—		—		(1,695)		—		**—**
Balance - end of period	$	721,382	$	711,024	$	676,111	$	668,206	$	**668,449**
Traditional & Universal Life Insurance										
Balance - beginning of period	$	253,558	$	257,386	$	257,592	$	244,291	$	**247,619**
Capitalization:										
Commissions		4,532		3,012		5,655		4,582		**4,431**
Expenses		3,857		3,939		4,600		4,437		**4,355**
Deferral of sales inducements		275		40		578		445		**123**
Total capitalization		8,664		6,991		10,833		9,464		**8,909**
Amortization - operating basis, before impact of unlocking		(5,435)		(6,076)		(6,293)		(6,037)		**(6,738)**
Amortization - unlocking, operating basis		775		(681)		—		—		**—**
Amortization - realized gains/losses on investments and unrealized gains/losses on derivatives		(176)		(28)		(13)		(99)		**(12)**
Reinsurance recapture		—		—		(17,828)		—		**—**
Balance - end of period	$	257,386	$	257,592	$	244,291	$	247,619	$	**249,778**

FBL Financial Group, Inc.
Deferred Policy Acquisition Costs/Deferred Sales Inducements by Segment (Continued)

	Q2 2009	Q3 2009	Q4 2009	Q1 2010	Q2 2010
			(Dollars in thousands)		
Variable					
Balance - beginning of period	$ 152,476	$ 155,435	$ 157,549	$ 157,821	**$ 157,456**
Capitalization:					
Commissions	1,217	1,326	1,462	1,567	**1,587**
Expenses	362	547	357	408	**381**
Deferral of sales inducements	17	3	41	47	**16**
Total capitalization	1,596	1,876	1,860	2,022	**1,984**
Amortization - operating basis, before impact of unlocking	268	793	(731)	(2,419)	**(9,325)**
Amortization - unlocking, operating basis	690	(404)	—	—	**151**
Amortization - realized gains/losses on investments and unrealized gains/losses on derivatives	405	(151)	(857)	32	**(220)**
Balance - end of period	$ 155,435	$ 157,549	$ 157,821	$ 157,456	**$ 150,046**
Total					
Balance - beginning of period	$ 1,233,531	$ 1,222,193	$ 1,218,418	$ 1,168,985	**$ 1,165,614**
Capitalization:					
Commissions	21,290	9,236	11,693	12,113	**16,164**
Expenses	5,981	5,728	6,459	6,706	**6,395**
Deferral of sales inducements	10,499	3,310	3,049	2,978	**5,553**
Total capitalization	37,770	18,274	21,201	21,797	**28,112**
Amortization - operating basis, before impact of unlocking	(43,104)	(31,810)	(35,292)	(36,844)	**(42,916)**
Amortization - unlocking, operating basis	(1,235)	2,377	(5,931)	—	**1,575**
Amortization - realized gains/losses on investments and unrealized gains/losses on derivatives	(4,769)	7,384	(9,888)	11,676	**9,776**
Reinsurance recapture	—	—	(19,523)	—	**—**
Balance - end of period	1,222,193	1,218,418	1,168,985	1,165,614	**1,162,161**
Impact of realized/unrealized gains/losses in AOCI/L	539,674	257,896	292,019	165,523	**(64,632)**
Deferred acquisition costs/deferred sales inducements	$ 1,761,867	$ 1,476,314	$ 1,461,004	$ 1,331,137	**$ 1,097,529**

FBL Financial Group, Inc.
Collected Premiums

	Q2 2009	Q3 2009	Q4 2009	Q1 2010	Q2 2010
			(Dollars in thousands)		
Traditional Annuity - Exclusive Distribution					
First year - individual	$ 49,565	$ 49,308	$ 34,407	$ 38,625	$ 47,037
Renewal - individual	22,841	19,495	25,538	37,076	32,391
Group	995	4,235	2,928	2,983	2,563
Total Traditional Annuity - Exclusive Distribution	73,401	73,038	62,873	78,684	81,991
Traditional Annuity - Independent Distribution					
Fixed rate annuities	99,782	16,021	15,637	18,648	24,033
Index annuities	99,499	31,396	24,078	28,688	63,411
Total direct	199,281	47,417	39,715	47,336	87,444
Reinsurance assumed	513	284	209	320	361
Total Traditional Annuity - Independent Distribution, net of reinsurance	199,794	47,701	39,924	47,656	87,805
Traditional and Universal Life Insurance					
Universal life:					
First year (2)	2,311	2,032	2,140	2,170	2,258
Renewal	10,407	9,558	10,203	10,795	11,257
Total	12,718	11,590	12,343	12,965	13,515
Participating whole life:					
First year	2,752	2,959	2,825	2,691	3,477
Renewal	25,182	22,415	23,440	23,747	25,472
Total	27,934	25,374	26,265	26,438	28,949
Term life and other:					
First year	3,058	2,870	3,335	3,385	3,394
Renewal	13,323	13,635	13,972	14,662	14,959
Total	16,381	16,505	17,307	18,047	18,353
Total Traditional and Universal Life Insurance	57,033	53,469	55,915	57,450	60,817
Reinsurance assumed	2,565	2,633	—	—	—
Reinsurance ceded	(5,449)	(4,360)	(5,108)	(5,399)	(5,314)
Total Traditional and Universal Life Insurance, net of reinsurance	54,149	51,742	50,807	52,051	55,503
Variable					
Variable annuities:					
Exclusive distribution:					
First year	3,743	7,875	7,176	7,472	7,216
Renewal	5,152	4,012	5,012	5,995	6,264
Total	8,895	11,887	12,188	13,467	13,480
Alliance channel:					
First year (1)	1,131	2,310	2,409	3,463	4,172
Renewal (1)	1,030	603	637	1,358	1,197
Total	2,161	2,913	3,046	4,821	5,369
Total variable annuities	11,056	14,800	15,234	18,288	18,849
Variable universal life:					
Exclusive distribution:					
First year	588	449	340	393	431
Renewal	11,822	11,347	10,826	11,436	11,324
Total	12,410	11,796	11,166	11,829	11,755
Alliance channel:					
First year (1)	40	61	40	57	44
Renewal (1)	490	433	423	473	430
Total	530	494	463	530	474
Total variable universal life	12,940	12,290	11,629	12,359	12,229
Total Variable	23,996	27,090	26,863	30,647	31,078
Reinsurance ceded	(207)	(281)	(228)	(197)	(191)
Total Variable, net of reinsurance	23,789	26,809	26,635	30,450	30,887
Corporate and Other					
Accident and health premiums collected, net of reinsurance	38	30	254	70	29
Total collected premiums, net of reinsurance	$ 351,171	$ 199,320	$ 180,493	$ 208,911	$ 256,215

(1) Amounts are net of portion ceded to and include amounts assumed from alliance partners.
(2) Q2 2010 includes $184 thousand relating to our EquiTrust Life independent distribution channel.

FBL Financial Group, Inc.
Parent Company Liquidity

	January - June Actual 2010	July - December Projected 2010 (3)	Total 2010
	(Dollars in thousands)		
Total cash and invested assets, beginning of period	$ 17,040	$ 23,003	$ 17,040
Sources:			
Dividends from insurance subsidiaries	10,000	10,000	20,000
Dividends from noninsurance subsidiaries	1,100	1,500	2,600
Investment income	345	242	587
Management fees from subsidiaries and affiliates	3,087	3,485	6,572
Total sources	14,532	15,227	29,759
Uses:			
Interest expense	(12,181)	(12,181)	(24,362)
Stockholders' dividends (1)	(3,848)	(3,859)	(7,707)
General expenses	(4,274)	(4,296)	(8,570)
Total uses	(20,303)	(20,336)	(40,639)
Other, net (2)	11,734	3,801	15,535
Total cash and invested assets, end of period	$ 23,003	$ 21,695	$ 21,695

(1)   The projected dividends are based on quarterly rates of $0.0075 per Series B redeemable preferred share and $0.0625 per common share. The common stock dividend rate for 2010 is pending quarterly board of directors approval.

(2)   Primarily due to settling amounts due to/from affiliates and external parties, which may fluctuate from period to period due to timing.

(3)   Based on best estimates at June 30, 2010; actual results may differ materially.

FBL Financial Group, Inc.
Other Information

	June 30, 2009	September 30, 2009	December 31, 2009	March 31, 2010	June 30, 2010
	(Dollars in thousands, except per share data)				
Capitalization:					
Senior notes with affilitates, due Nov 2011	$ 100,000	$ 100,000	$ 100,000	$ 100,000	$ 100,000
Senior notes, due 2014	75,279	75,267	75,253	75,240	75,227
Senior notes, due 2017	98,765	98,797	98,831	98,865	98,899
Trust preferred securities, due 2047	97,000	97,000	97,000	97,000	97,000
Total debt	371,044	371,064	371,084	371,105	371,126
Preferred stock	3,000	3,000	3,000	3,000	3,000
Common stockholders' equity, excluding AOCI/L	940,338	956,206	986,886	1,004,898	1,027,318
Total capitalization, excluding AOCI/L	1,314,382	1,330,270	1,360,970	1,379,003	1,401,444
Accumulated other comprehensive income (loss)	(349,526)	(116,996)	(118,730)	(35,512)	44,144
Total capitalization, including AOCI/L	$ 964,856	$ 1,213,274	$ 1,242,240	$ 1,343,491	$ 1,445,588
Common shares outstanding	30,466,381	30,452,023	30,475,979	30,768,203	30,822,113
Book Value per Share:					
Excluding AOCI/L	$ 30.86	$ 31.40	$ 32.38	$ 32.66	$ 33.33
Including AOCI/L	19.39	27.56	28.49	31.51	34.76
Debt-to-Capital Ratio:					
Excluding AOCI/L	28.2%	27.9%	27.3%	26.9%	26.5%
Including AOCI/L	38.5	30.6	29.9	27.6	25.7
Debt-to-Capital Ratio with 100% Credit for Trust Preferred Securities:					
Excluding AOCI/L	20.8%	20.6%	20.1%	19.9%	19.6%
Including AOCI/L	28.4	22.6	22.1	20.4	19.0
Class A Common Ownership:					
Iowa Farm Bureau Federation	52.6%	52.6%	52.5%	52.0%	52.0%
Other Farm Bureau entities	8.6	8.7	8.6	8.4	7.5
Public	38.8	38.7	38.9	39.6	40.5
	100.0%	100.0%	100.0%	100.0%	100.0%

FBL Financial Group, Inc.
Other Information (Continued)

	June 30, 2009	September 30, 2009	December 31, 2009	March 31, 2010	June 30, 2010
Quality of Fixed Income Securities:					
(AAA, AA, A)	56.0%	56.8%	60.0%	60.3%	**61.9%**
(BBB)	37.5	36.4	34.4	34.0	**32.9**
(BB)	4.8	4.3	4.1	4.3	**3.8**
(<BB)	1.7	2.5	1.5	1.4	**1.4**
Investment by Type:					
Fixed maturities	58.5%	60.3%	61.3%	61.2%	**61.9%**
Residential mortgage-backed	16.2	16.1	16.1	15.3	**15.4**
Commercial mortgage-backed	5.4	6.1	6.2	6.1	**6.1**
Other asset-backed	1.0	1.1	1.1	2.4	**2.6**
Mortgage loans	11.7	11.0	11.1	10.6	**10.2**
Equity securities	0.5	0.5	0.5	0.6	**0.6**
Other	6.7	4.9	3.7	3.8	**3.2**
Agent Strength Totals:					
Farm Bureau Life channel:					
8-state Farm Bureau Property & Casualty channel	1,194	1,234	1,219	1,210	**1,216**
7 life-only states	800	805	801	795	**800**
Total Farm Bureau Life channel	1,994	2,039	2,020	2,005	**2,016**
Percentage registered representatives	81.2%	78.5%	77.3%	76.8%	**75.6%**
EquiTrust Life channel:					
Independent agents	20,023	20,129	20,195	20,175	**18,089**